Exhibit 99.1

Full Year 2020 Results for FCA and Groupe PSA

Amsterdam, February 24, 2021 – Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announced on February 5, 2021 that the Fourth Quarter and Full Year 2020 results for Fiat Chrysler Automobiles N.V. (FCA) and Full Year 2020 results for Peugeot S.A. (Groupe PSA) will be released on Wednesday, March 3, 2021.

A live webcast and conference call to present the 2020 results for FCA and Groupe PSA will begin at 3:30 p.m. CET / 9:30 a.m. EST on Wednesday, March 3, 2021 (in English only).

The presentation material and related press release for this event are expected to be posted in the Investors section of the Stellantis website at approximately 8:30 a.m. CET / 2:30 a.m. EST that day. Details for accessing the live webcast and conference call are also available in the same section.

For those unable to participate in the live session, a replay will be available on the corporate website.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com